                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 PRESS RELEASE

TELECOM ITALIA: MARIO DI LORETO APPOINTED NEW HEAD OF HUMAN RESOURCES AND ORGANIZATION FOR THE GROUP

Rome, 2 September 2013

Telecom Italia announces that as of 1 September 2013 responsibility for the Group's Human Resources and Organization is entrusted to Mario Di Loreto.

The Group offers Antonio Migliardi, who is leaving the company, its thanks for the valuable professional and managerial contribution he has made over the years.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

CURRICULUM VITAE Dr. Mario Di Loreto

Born in Rome on 17 June 1963

Degree in Philosophy, Universita' "La Sapienza", Rome (1989)
Doctorate (Ph.D) in Philosophy of Science (1994)
Executive MBA, SDA Bocconi, Milan (2005)

PROFESSIONAL EXPERIENCE
After a first degree in Philosophy and a doctorate in the Philosophy of Science, Dr. Di Loreto embarked on an academic career.  He then become a Human Resources Manager, joining Air One in the start-up phase, in 1995, contributing to the growth of its workforce to approximately
2000 employees.

In 1998 he moved to the Human Resource Management and Development at Alitalia Team, participating in the creation and development of two low cost carriers, Alitalia Team and Alitalia Express.

In 1999 he was engaged by Starwood Hotels & Resources Inc., a listed U.S. group operating in the medium-high range hotel sector, which in Italy owns the Ciga hotels, several businesses on the Costa Smeralda (hotels, golf courses, ports, shipyards), the Sheraton hotels and, since 2006, the Meridien hotels.

Dr. Di Loreto stayed in this Group until 2008, working in increasingly senior roles:

  1999 - 2001 Human Resources Manager for Costa Smeralda Italia (where he structured and modernised the diversified businesses owned by the group in the Sardinian market);

  2001 -2002 Human Resources Manager, Italy;

  2002 -2003 Human Resources Manager, Italy, Malta and the Balkans (contributing to the successful repositioning of the group on the domestic market during the complex and difficult period following September 11). In this period, he was also appointed Vice Chairman of  AICA (Associazione Italiana delle Catene Alberghiere - the Italian Association of Hotel Chains), part of Confindustria (the main organisation representing Italian manufacturing and services companies), which represents 1,800 hotels employing 35,000 people, responsible for Industrial Relations.

  2003 -2008 Human Resources Director, Mediterranean Region,  based in Belgium.

In addition, from 2005 to 2007, he was part of Next Generation, a global innovation team composed of 40 managers, which worked with CEO Starwood at the U.S. headquarters of the corporation to define the evolution of the Group's organisational and business models.

In 2008, Dr. Di Loreto moved to Barilla, as Human Resources Director for the Group (15,000 employees in 17 countries and three regional divisions:
Europe, the Americas and Asia Pacific). In this role, which he held until the end of 2012, also participated in the international re-organisation of the subsidiary companies to achieve cultural and business integration in line with the medium term strategies of the organisation.

HRO.PSM
31 August 2013

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 2nd, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager